UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

17 December 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Transcept Pharmaceuticals, Inc.

File No. 0-51967 -- CF# 24438

Transcept Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 16, 2009.

Based on representations by Transcept Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through July 31, 2019
Exhibit 10.2	through July 31, 2019
Exhibit 10.3	through July 31, 2019
Exhibit 10.6	through July 30, 2014
Exhibit 10.7	through July 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel